Exhibit (4)

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF DELAWARE

OWENS CORNING, et al.	:	CIVIL ACTION

v.	:	NO. 04-00905

CREDIT SUISSE FIRST BOSTON, et al.	:	(Bankr. No. 00-03837)

MEMORANDUM AND ORDER

Fullam, Sr. J.	March 31, 2005

In accordance with section 502(c) of the Bankruptcy Code, 11 U.S.C. § 502(c)(1), it is now necessary to estimate the amount of contingent or unliquidated claims against the Debtor, namely, the pending and future claims for personal injury or death caused by exposure to asbestos. When Owens Corning filed for bankruptcy in October 2000, there were approximately 188,000 pending claims. Approximately 60,000 of these claims had been tentatively resolved through negotiated settlements, but had not yet been paid (the “Contract Claims”). Approximately 128,000 claims remained to be disposed of. And, since asbestos-related diseases can take many years to develop, and since it can be expected that additional people will be exposed to asbestos in the future and may thereafter develop asbestos-related diseases, it is inevitable that many additional claims will be filed against the Debtor in the future.

Arriving at an appropriate estimate of the amount of these pending and future claims is of great significance to the parties to this reorganization, and the parties have understandably litigated the issues very thoroughly. The Asbestos Claimants Committee and the Futures Representative press for a high estimate, which will give their constituencies greater voting power and greater relative participation in the fruits of the reorganization proceeding. The

Banks and the Bondholders, conversely, argue for a low estimate. The Debtor, as the proponent of a plan of reorganization, does not argue for any particular valuation, but seeks to avoid obstacles to confirmation of a plan of reorganization.

The Court has been presented with the testimony of well-known and well-qualified experts in the field of claim evaluation. The Asbestos Claimants and Futures Representative rely on the testimony of Dr. Peterson and Dr. Rabinovitz. The Debtor’s expert, called as a witness by the Banks, is Dr. Vasquez. And the Banks’ witness is Dr. Dunbar. Their estimates of the future liability of Owens Corning (not including Fibreboard, which was purchased by Owens Corning in 1997) for all pending and future asbestos-related claims which have not yet been resolved range from a high of $11.1 billion (Dr. Peterson) to a low of $2.08 billion (Dr. Dunbar). Dr. Rabinovitz estimates a total of $8.15 billion, and Dr. Vasquez suggests a range of between $6.5 and $6.8 billion. The differences among these estimates reflect the experts’ differing views concerning whether, and to what extent, Owens Corning’s extensive pre-bankruptcy history of asbestos litigation can serve as a reliable guide to the validity and value of pending and future claims, and their differing estimates of the number and validity of future claims.

General Comments

All of the experts who testified have had extensive experience in asbestos-related claims valuation. All are well qualified. It must be remembered, however, that they are expressing their opinions, not verifiable facts. And it is important to bear in mind that each interested party can be expected to have selected an expert whose opinions will advance the cause of that party. Moreover, in the present case, the briefs of counsel are extensively devoted to exposing flaws in the expert testimony presented by other parties. Many of these criticisms are well taken.

What the briefs illustrate, beyond question, is that we are dealing with uncertainties, and are attempting to make predictions which are themselves based upon predictions and assumptions. Epidemiological studies can give us some information about the likely occurrence of asbestos-related diseases in the population in the future, and litigation history can suggest how many future illnesses are likely to produce claims against Owens Corning, but the margin for error as to both of these questions is substantial. Relatively minor variations in underlying assumptions can skew the end result enormously.

Tort System or Post-Bankruptcy Trust Values?

The first step in arriving at a reasonable estimation of the value of the unliquidated claims is to define precisely what is being estimated. Is it the value of the claims in the tort system, or, as the Banks argue, value measured by the procedures which will presumably be in place in administering the trust contemplated by the reorganization plan?

The claims being valued arise under state law, hence state law determines their validity and value. “The ‘basic federal rule’ in bankruptcy is that state law governs the substance of claims, Congress having ‘generally left the determination of property rights in the assets of a bankrupt’s estate to state law.’” Raleigh v. Illinois Dep’t of Revenue, 530 U.S. 15, 20 (2000), (quoting Butner v. United States, 440 U.S. 48, 54 (1979)). The same principle applies to estimation proceedings under § 502(c). Bittner v. Borne Chem. Co., Inc., 691 F.2d 134, 135 (3d Cir. 1982). And claims are to be valued as of the petition date. In re Brinns Cotton Mktg., 737 F.2d 1338 (5th Cir. 1984).

This necessarily means that the claims are to be appraised on the basis of what would have been a fair resolution of the claims in the absence of bankruptcy.

The overall task at this point in the litigation is to determine what each class of creditors has at stake in the reorganization. In the case of the Banks and Bondholders, it is the amount specified in their various agreements. In the case of the asbestos claimants, it is the amount they had a legitimate right to expect as compensation for their injuries. We are not, at this time, deciding how much each claimant will actually be entitled to receive, but the total amount which the claimants, as a group, could legitimately have claimed as compensation, as of the petition date. The values of future claims should be estimated on the same basis – i.e., what their claims would have been worth in the tort system as it existed on the petition date. But the estimate of the number of such future claims should take into account changes likely to ensue as a result of the reorganization.

Litigation History

Owens Corning stopped producing asbestos-containing products in the early 1970s, and had begun placing warnings on its products several years earlier. But its principal asbestos-containing product, a high-temperature insulation material called Kaylo, was very widely distributed, and was particularly “dusty” – i.e., capable of widespread air-borne distribution. As a result, Owens Corning was a high-profile target defendant. It had disposed of more than 330,000 asbestos claims pre-bankruptcy, and had compiled a voluminous, and very complete, data-bank of pertinent information. For a brief period, Owens Corning participated in the Asbestos Claims Facility, a joint effort by asbestos defendants to dispose of all pending asbestos litigation. When that joint effort collapsed, Owens Corning adopted a policy of vigorously defending against all claims, but that policy proved counter-productive; its asbestos liabilities sharply increased, and defense costs skyrocketed. Accordingly, beginning in late 1998, Owens Corning embarked upon its own individual National Settlement Program, in which it negotiated with all of the major law firms representing asbestos claimants in an attempt to achieve mass-settlements of all pending claims in their respective inventories. The National Settlement Program, of course, came to a halt when the bankruptcy petition was filed.

As a result of this litigation history, the information now available includes the following: (1) how juries evaluated various categories of asbestos claims; (2) the percentage of cases disposed of without payment; (3) how the various asbestos defendants viewed their comparative liability for the universe of asbestos claims throughout the nation (Owens Corning’s share was approximately 20%); (4) what experienced asbestos litigators on both sides regarded as the appropriate settlement value of various types of asbestos-related claims; and (5) a rough approximation of the relationship between the number of persons affected by asbestos-related diseases and the number of such persons who would make claims against Owens Corning (propensity to sue).

It does not necessarily follow, however, that it is safe to assume that these historical results can properly be extrapolated into the future. As the Banks have convincingly demonstrated, some of the past results have been skewed by factors which can and should be avoided in the future. The question to be resolved is the extent to which adjustments should be made to historical values to account for these probable changes.

The factors which are unlikely to be replicated include the following:

1.	Venue-Shopping

Plaintiffs filed huge numbers of asbestos lawsuits in selected state jurisdictions (Mississippi, Texas, Southern Illinois) noted for “runaway” jury verdicts. Until recently, for example, plaintiffs could sue in Texas even though they themselves resided elsewhere, and had never been exposed to asbestos products in Texas.

2.	Mass-Screenings

Labor unions, attorneys, and other persons with suspect motives caused large numbers of people to undergo X-ray examinations (at no cost), thus triggering thousands of claims by persons who had never experienced adverse symptoms.

3.	Erroneous X-ray Interpretations by Suspect B-readers

The interpretation of lung X-rays is more of an art than a science, and equally skilled B-readers can disagree as to the correct interpretation. Plaintiffs invariably selected B-readers who were prone to find asbestosis, whereas defendants tended to choose conservative B-readers. Certain pro-plaintiff B-readers were so biased that their readings were simply unreliable.

4.	Over-Payment to “Unimpaired” Claimants

Juries tended to award some damages to plaintiffs who proved exposure to asbestos products, if there was some X-ray evidence of possible lung changes, even though the claimant had never experienced adverse symptoms. Defendants tended to make payments in settlement of such claims to avoid defense costs.

5.	Group Lawsuits

In many instances, a large group of plaintiffs would be joined in a single lawsuit. The group would include both persons with mesothelioma or other serious diseases, and persons with minimal proof of liability and minimal or no symptoms. In such instances, the presence of the serious cases tended to result in higher verdicts or settlements for the “unimpaired” cases.

6.	Global Settlements

The Banks assert that the global settlements negotiated in the National Settlement Program (“NSP”) tended to over-value the less meritorious cases (and, perhaps, to encourage law firm efforts to recruit more claimants).

7.	Punitive Damages

The dollar amounts of verdicts and settlements pre-bankruptcy included, or may have been impacted by, punitive damages or the threat of such damages.

I am satisfied that the amounts of verdicts and settlements experienced pre-bankruptcy should be reduced to account for the impact of actual or threatened punitive damage awards. This not because the substantive law of jurisdictions which permit punitive damages is being ignored, but because, in bankruptcy, if punitive damages are recoverable at all, they must be accorded a lower priority than claims for compensatory damages (§ 726(a)(4) in Chapter 7 cases, applicable here pursuant to § 1129(a)(7) of the Bankruptcy Code). I recognize that confirmation of a reorganization plan over the objections of creditor group is not the issue before the court at this time. But if subordination of punitive damage claims is mandated in Chapter 7 liquidations, it seems entirely appropriate to subordinate such claims in the Chapter 11 setting.

Moreover, as a practical matter, it seems highly doubtful that, in today’s tort system, punitive damages would be allowed in any substantial amount, in most jurisdictions, to deter tortious conduct which ended more than twenty years ago.

Adjusting the Forecast to Account for Changed Conditions

There is general agreement that the values assigned to valid claims for mesothelioma, lung cancer, and other cancers throughout Owens Corning’s litigation history accurately reflect the values such claims will have in the future. The same is true for valid claims of asbestosis, but there is considerable dispute between the parties as to what constitutes a compensable claim for asbestosis. The Banks argue that, although it is generally understood that an X-ray reading of 1/0 or higher supports a diagnosis of asbestosis, the claim should not be compensable unless pulmonary function tests (“PFT”) establish at least a 20% reduction in pulmonary function. They further assert that the X-ray findings should be confirmed by at least two independent B-readers, whereas, in the past, single readings by biased B-readers resulted in the payment of many claims which should not have been paid.

The record makes clear, however, that pulmonary function tests are not very reliable: standards are available only with respect to males, and, in any event, what is “normal” lung capacity varies greatly with size, physical condition, etc. Moreover, with the possible exception of Ohio, no state has amended its tort law to specify a PFT threshold for compensability of a claim.

With respect to X-ray readings, it is clear that, at the margins, equally qualified and impartial B-readers may reach different conclusions (a 1/0 reading means that it is just barely asbestosis; a 0/1 reading means that it is almost asbestosis; and the difference between the two is extremely subtle). Here, too, it must be remembered that a claim of asbestosis survives summary judgment if there is a diagnosis supported by a single B-reading.

On the other hand, in its NSP program, Owens Corning achieved a considerable measure of success in eliminating, or at least greatly reducing, claims which did not meet the compensability threshold now urged by the Banks. Although this Court does not have the authority to alter state tort law, and therefore cannot establish mandatory standards of compensability, I believe it is permissible to take into account the general realization of asbestos litigators that inadequately supported diagnoses of asbestosis will be unlikely to establish compensability and that significant monetary awards will be unlikely in the absence of some proof of actual impairment.

To the extent that, in the past, non-meritorious claims may have been generated as a result of intensive “marketing” efforts by law firms, statistics as to the number of claims filed cannot be directly extrapolated into the future, but should be discounted to some extent. That is, it is reasonable to suppose (1) that law firms will have less incentive, and therefore will be less likely, to engage in intensive marketing efforts in the future; and (2) that the widespread dissemination of information about the dangers of asbestos exposure has already occurred, and has presumably already achieved its maximum impact. All of the experts seem to agree that the incidence of asbestos-related disease has reached its maximum, and that there will be a gradual but steady decline of such cases in the future.

The Court’s task at this juncture is to decide how well the expert witnesses have accorded appropriate weight to the various factors discussed above. In undertaking this comparative assessment, however, I prefer to avoid specific mathematical calculations: since mathematical precision cannot be achieved in the prediction being undertaken, it is important that we not pretend to have achieved mathematical accuracy.

Conclusions as to the Testimony of the Experts

I have particular concerns about according much weight to the testimony of Dr. Dunbar. On almost every point, his testimony is completely at odds with the testimony of the other experts, equally qualified; and it seems that he has adopted every assumption which would lower the estimate, and has rejected every assumption which would substantially increase the estimate. And there are obvious flaws in his calculation of “dismissal rates.” His conclusion that, in the current inventory of 128,000 claims, only about 17,000 will prove to be compensable cannot be accepted without totally disregarding the historical experience in asbestos litigation.

At the other extreme, I am constrained to reject several of the assumptions upon which Dr. Peterson bases his estimate. His prediction that the number of claims will continue to increase sharply for the next five years is based primarily upon the upsurge in filings as a result of the NSP – an upsurge which everyone else agrees was a temporary aberration. And, in my opinion, Dr. Peterson has failed adequately to take into account the changes in the asbestos litigation landscape which have already occurred and which will likely continue.

The opinions of Dr. Vasquez and Dr. Rabinovitz are, in my view, about equally persuasive. Both have attempted, and largely succeeded, in adjusting historical figures to reflect changed circumstances.

Dr. Rabinovitz has had extensive experience in estimating liabilities on behalf of insurance companies; I am satisfied her testimony is not affected by pro-plaintiff bias. I consider her estimate probably a little too high, however, because it does not adequately take into account the aging of the population, and the impact of aging upon both values and propensity to sue.

Dr. Vasquez may well have felt it necessary to minimize his estimate to some extent because of his earlier involvement in estimating Owens Corning’s contingent liabilities for purposes of its reports to the SEC. Everyone agrees that it was appropriate, for SEC reporting purposes, to choose the lowest point in the range of possible estimates. Dr. Vasquez, it seems to me, would naturally be reluctant to deviate too greatly from his earlier estimate.

All in all, having carefully considered all of the testimony, having reviewed the exhibits, having read and re-read the opinions of the experts, I have concluded that the appropriate figure lies somewhere between Dr. Vasquez’s high estimate and Dr. Rabinovitz’s low estimate. I therefore, for purposes of compliance with § 502(c) of the Bankruptcy Code, estimate Owens Corning’s total liability for asbestos-related injury or death (all pending and future claims, including the contract claims) at $7 billion. An Order to that effect follows.

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF DELAWARE

OWENS CORNING, et al.	:	CIVIL ACTION

v.	:	NO. 04-00905

CREDIT SUISSE FIRST BOSTON, et al.	:	(Bankr. No. 00-03837)

ORDER

AND NOW, this 31st day of March, 2005, IT IS ORDERED:

That the total amount of contingent and unliquidated claims against Owens Corning for personal injury or death caused by exposure to asbestos (including pending claims, future claims, and contract claims) is estimated to total $7 billion.

BY THE COURT:

/s/ John P. Fullam
John P. Fullam, Sr. J.

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